SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                             THE ENSTAR GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    29358R107
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                                 (CUSIP Number)

                                                     with a copy to:
Jeffrey S. Halis                                     Robert G. Minion, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                            Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                 March 27, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

    Jeffrey S. Halis ###-##-####

2)  Check the Appropriate Box if a Member of a Group (See Instructions):

    (a)    Not
    (b)    Applicable

3)  SEC Use Only

4)  Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable

6)  Citizenship or Place of Organization:

                                  United States

   Number of                             7) Sole Voting Power:          282,945*
   Shares Beneficially                   ---------------------------------------
   Owned by                              8) Shared Voting Power:            0
   Each Reporting                        ---------------------------------------
   Person With:                          9) Sole Dispositive Power:     282,945*
                                         ---------------------------------------
                                         10) Shared Dispositive Power:       0
                                         ---------------------------------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

              282,945*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                   Not Applicable

13)  Percent of Class Represented by Amount in Row

              (11):      6.0%**

14)  Type of Reporting Person (See

     Instructions):       IN


* 26,100 of such shares are owned individually by Jeffrey S. Halis and 256,845 of such shares are owned jointly by Jeffrey S. Halis and Nancy Lippman Halis, his wife. Jeffrey S. Halis possesses voting and investment control over the shares of common stock of The Enstar Group, Inc. (the "Company") owned jointly by him and his wife.

** The percentage amount set forth herein is based upon the aggregate number of shares of common stock of the Company eligible to be issued to the Company's former shareholders, as described in the Registration Statement on Form 10, including Amendment No. 1 thereto, filed by the Company with the Securities and Exchange Commission on March 20, 1997.

Item 1.    Security and Issuer.

          This statement relates to the common stock, par value $.01 per share, of The Enstar Group, Inc. (the "Company"), whose principal executive offices are located at 172 Commerce Street, 3rd Floor, Montgomery, Alabama 36104.

Item 2.  Identity and  Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature (collectively, "Securities"). In addition, Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership, which serves as the general partner of various other limited partnerships and other entities which also are engaged in the investment in Securities. Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other  Consideration.

          All funds used to purchase shares of common stock of the Company by Jeffrey S. Halis and Jeffrey S. Halis jointly with his wife Nancy Lippman Halis come from the personal assets of Jeffrey S. Halis and Nancy Lippman Halis.


Item 4.  Purpose  of  Transaction.

          Although the acquisition of the shares of common stock of the Company referred to in Item 5 originally was solely for investment purposes only, Jeffrey S. Halis, as the largest shareholder of the Company, has requested that the Company nominate and recommend him for election to the board of directors of the Company. To date, the Company has denied his request. Therefore, Mr. Halis expects to closely monitor the activities of the board of directors and existing management of the Company and, if he deems it appropriate, may seek to effect a change in the composition of such board of directors and/or management. In addition, Jeffrey S. Halis may in the future acquire additional securities of the Company, dispose of the securities of the Company held by him (including the securities of the Company held jointly by him and his wife) or otherwise effect transactions in securities of the Company. Other than as set forth herein, Mr. Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. Item 5. Interest in Securities of the Issuer. Based upon information set forth in the Company's Registration Statement on Form 10, including Amendment No. 1 thereto, filed by the Company with the Securities and Exchange Commission on March 20, 1997, there are 4,750,534 shares of common stock of the Company to be issued in the distribution of common stock of the Company to its former shareholders and such 4,750,534 shares are deemed outstanding by the Company. As of March 27, 1997, the date of such distribution, Jeffrey S. Halis (i) individually owned 26,100 of such shares and (ii) owned 256,845 of such shares jointly with his wife, Nancy Lippman Halis. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of common stock of the Company owned individually by him and jointly by him and his wife. The only transaction by Jeffrey S. Halis or Jeffrey S. Halis and Nancy Lippman Halis jointly in shares of common stock of the Company during the past sixty days was the April 1, 1997 purchase by Jeffrey S. Halis in an ordinary broker transaction of 100 shares at a purchase price of $10.50 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of the Company between Jeffrey
S. Halis and any person or entity.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct. April 16, 1997




                                               /s/ Jeffrey S. Halis
                                              ____________________________
                                               Jeffrey S. Halis


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).